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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               FORM CORRESPONDENCE

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  JUNE 14, 2005
                      (Date of the earliest event reported)


                             SIMULATIONS PLUS, INC.
             (Exact name of Registrant as specified in its charter)


          CALIFORNIA                                              95-4595609
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              identification No.)


                                    001-32046
                             Commission file number

                                1220 W. AVENUE J
                            LANCASTER, CA 93534-2902
           (Address of principal executive offices including zip code)

                                 (661) 723-7723
                (Issuer's telephone number, including area code)








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                            Response to Commissioners




June 14, 2005


Security and Exchange Commission
Washington, D.C. 20549

Commissioners:

Our reply to your comments dated June 1, 2005, follows.

1. SUPPLEMENTALLY TELL ME WHETHER YOUR ARRANGEMENTS WITH GOVERNMENT AGENCIES INVOLVE FISCAL FUNDING CLAUSES. IF SO, TELL US ABOUT THESE ARRANGEMENTS, SPECIFICALLY WHETHER THEY ARE CANCELABLE, AND HOW YOU ACCOUNT FOR THEM. IN THIS REGARDS, WE NOTE THAT ONE GOVERNMENT AGENCY ACCOUNTED FOR 19% OF WORDS+ NET REVENUE IN FISCAL 2004. SEE PARAGRAPH 32 OF SOP 97-2.

              No, our arrangements with government agencies do not involve fiscal funding clauses. Words+ manufactures software and hardware for people with speech impairments. These speech generating devices (please see Words+ product information at www.words-plus.com) are covered by Medicare and Medicaid, which accounted for 19% of Words+ revenues in fiscal 2004. SEE PARAGRAPH 32 of service. Since such orders are treated on an accrual basis like any other system order, the Company does not believe that SOP 97-2 applies to revenue recognition for Words+ products.

2. YOU DISCLOSE THAT PCS REVENUE IS RECOGNIZED AT THE TIME OF PRODUCT SHIPMENT BECAUSE PCS OBLIGATIONS ARE INSIGNIFICANT. PARAGRAPH 59 OF SOP 97-2 INCLUDES OTHER CRITERIA THAT MUST BE MET TO ALLOW FOR RECOGNITION OF PCS REVENUE AT THE TIME OF PRODUCT SHIPMENT, SUCH AS THE PCS INCLUDED WITH THE LICENSE FEE MUST BE FOR A PERIOD OF ONE YEAR OR LESS. WE NOTE FROM DISCLOSURES THROUGHOUT YOUR FILING THAT CERTAIN ARRANGEMENTS EXTEND FOR A PERIOD GREATER THAN ONE YEAR. TELL US HOW YOU ACCOUNT FOR THE PCS REVENUE FROM THESE MULTI-YEAR ARRANGEMENTS AND FROM ANY OTHER ARRANGEMENTS THAT EXTEND FOR A PERIOD GREATER THAN ONE YEAR.

              We have no PCS revenue as such. As with most software companies, we continue to make upgrades/enhancements to gain future sales in a competitive market. For sales made in the past, our contractual obligation has been completed. Minor technical support has proved to average less than 1 person-hour per year per customer over the past eight years, with many customers never asking for support, and a few needing a few hours. This low level is such that the costs of accounting for PCS ratably would exceed the value of the service provided, so we believe it is not significant enough to


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              warrant separate accounting. The Company offers free upgrades, if and when any are produced, to our customers during the contractual period and makes them available through mailed CD-ROM or FTP site download. All Simulations Plus software licenses are annual or multi-year licenses that include any upgrades that may be released, but no upgrades are required of us and none are promised. No upgrade is sold separately, such as is often done for perpetual licenses. Since we do not guarantee any upgrades during contractual periods, regardless of the length of the contractual period, and because actual technical support has been negligible, we consider our PCS to be insignificant.

3. PARAGRAPH 59 OF SOP 97-2 STATED THAT ANOTHER CONDITION THAT MUST BE MET IN ORDER TO RECOGNIZE PCS REVENUE TOGETHER WITH THE INITIAL LICENSING FEE AT THE TIME OF DELIVERY IS THAT UNSPECIFIED UPGRADES/ENHANCEMENTS OFFERED DURING PCS ARRANGEMENTS MUST HISTORICALLY HAVE BEEN AND ARE EXPECTED TO CONTINUE TO BE MINIMAL AND INFREQUENT. CONSISTENT WITH THIS AUTHORITATIVE GUIDANCE, YOU STATE ON PAGE F-11 THAT ONGOING IMPROVEMENTS AND UPGRADES OF ANY SIGNIFICANCE ARE INFREQUENT AND MINIMAL IN NATURE AND TIMING. HOWEVER, FROM THE DISCLOSURES IN THE BUSINESS SECTION OF THE DOCUMENT (PAGES 1-8) IT WOULD APPEAR THAT UPGRADES/ENHANCEMENTS HAVE BEEN HISTORICALLY MORE THAN MINIMAL AND INFREQUENT. FOR EXAMPLE, WE NOTE THAT YOU CONTINUE TO ENHANCE GASTROPLUS, QMPRPLUS, AND QMPRCHITECT (PAGE3) AND THAT YOU HAVE SEVERAL ENHANCEMENTS AND NEW PRODUCTS SCHEDULED TO BE RELEASED IN THE 12 MONTHS SUBSEQUENT TO THE END OF YOUR FISCAL YEAR. EXPLAIN TO US WHY YOU BELIEVE UPGRADES/ENHANCEMENTS ARE INFREQUENT AND MINIMAL IN NATURE AND TIMING AS USED IN PARAGRAPH 59(D) OF SOP 97-2 GIVEN THE DISCLOSURES IN THE BUSINESS SECTION OF YOUR FORM 10-KSB.

              The majority of our software upgrades are developed as part of the activities directed toward the development of new additional modules which are sold at an additional charge to the prices charged before the new module was released. Often, as part of these development activities, we add features to the core product or to other previously released modules that make them compatible with the new module(s). Such upgrades are provided to licensees without charge during their license period as a matter of convenience for the Company (we don't want to maintain multiple versions of the same software) and as an incentive for existing users to renew their licenses when they expire.

4. ON PAGE F-11, YOU DISCLOSE THAT FROM TIME-TO-TIME THE COMPANY ENTERS INTO LICENSE AGREEMENTS THAT PROVIDE FOR EXTENDED PAYMENT TERMS GREATER THAN ONE-YEAR AND THAT YOU BELIEVE YOU HAVE SUFFICIENT HISTORY OF COLLECTING FROM CUSTOMERS TO PERMIT REVENUE RECOGNITION AT DELIVERY. TELL US WHAT EVIDENCE YOU RELIED UPON TO ESTABLISH THAT YOU HAVE A STANDARD BUSINESS PRACTICE OF USING LONG-TERM OR INSTALLMENT CONTRACTS AND A HISTORY OF SUCCESSFULLY COLLECTING UNDER THE ORIGINAL PAYMENT TERMS, WHICH ARE SUFFICIENTLY SIMILAR IN NATURE AND TIMING, WITHOUT MAKING CONCESSIONS. IN THIS REGARDS, WE NOTE THAT THE COMPANY GENERALLY ENTERS INTO ONE-YEAR LICENSE AGREEMENTS WITH ITS CUSTOMERS. SEE PARAGRAPH 28 OF SOP 97-2. AS PART OF YOUR RESPONSE, EXPLAIN HOW YOU CONCLUDED THAT YOUR FEES WERE FIXED OR DETERMINABLE AT THE OUTSET OF THE $1.2 MILLION THREE-YEAR LICENSE ARRANGEMENT WITH ADME ENTERED INTO IN 2003.


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              The companies we have dealt with who have purchased multi-year licenses are significant global pharmaceutical companies with reputations for timely payment, including our own collections in previous years. Thus, collectibility is highly probable. In fact, the company has never had a failure to collect on any invoice with any pharmaceutical industry customer, and has never made concessions. Payment arrangements are done to cooperate with customers' budgeting systems. Please note that none of the payments are due after expiration of the license. In fact, payments are heavier in the early years and all payments are to be made prior to the expiration of the license. Our contract also provides that licenses are not cancelable and not refundable.

              With regards to the $1.2 million three-year license arrangement in fiscal year 2003, the licensing fee was fixed and determinable because the purchase order was for a fixed price and a fixed quantity of licenses, all of which were unlocked for the entire license period at the beginning, thus delivery was complete. The aggregate revenue attributable to all copies of the software products delivered is equal to the fixed fee, and we are not obligated to deliver additional software products under the arrangement (Paragraph 45 of SOP 97-2). Please note that we recognized the net present value of future payments using a discount rate of 10.7 percent.

5. WE NOTE THAT YOU MARKET AND SELL YOUR PRODUCTS THROUGH DIRECT SALES CHANNELS AS WELL AS THROUGH DISTRIBUTORS AND DEALERS. SUPPLEMENTALLY TELL US YOUR REVENUE RECOGNITION POLICY ON SALES MADE THROUGH DISTRIBUTORS AND DEALERS. INDICATE HOW YOU CONFIRM THAT AN END-USER HAS PURCHASED YOUR PRODUCT AND THE PRODUCT HAS BEEN SHIPPED. DESCRIBE THE TYPE OF EVIDENCE OBTAINED FROM THE DISTRIBUTORS OR DEALERS AND TIMELINESS OF THIS EVIDENCE. INDICATE WHETHER THERE ARE ANY RIGHTS OF RETURN HELD BY THE DISTRIBUTOR, DEALERS OR END USER. IF SO, TELL US HOW YOUR ACCOUNTING COMPLIES WITH PARAGRAPH 5 OF SFAS 48. ALSO SUPPLEMENTALLY TELL US HOW MUCH REVENUE HAS BEEN RECOGNIZED FROM SALES BY DISTRIBUTORS AND DEALERS IN EACH OF THE PERIODS PRESENTED. TELL US WHAT CONSIDERATION YOU GAVE TO INCLUDING ANY OF THE FOREGOING REVENUE RECOGNITION POLICIES IN YOUR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

              All orders from distributors are binding on the distributor with no right of return, and revenues were recognized at the time of shipment/invoicing to the distributor. Our only pharmaceutical software sales through a distributor have been in Japan, where we have had two distributors over the past seven years. For the first distributor, we relied on the shipping date to the distributor (following receipt of the distributor's purchase order to us at wholesale price) as our date for revenue recognition. After changing distributors last year, we have modified our distributor arrangement and we now invoice the customer directly in most instances, except where Japanese companies insist on ordering from a Japanese distributor. We receive copies of all such customer purchase orders from our new distributor. (Our previous distributor refused to provide such copies, and this was one of the reasons we dismissed that distributor last year). In all instances, orders from distributors have identified the end user (i.e., the Japanese pharmaceutical company for whom the order was being placed).

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              The nature of our software is that it is a significant investment on the part of the customer, so the usual course of business is to provide a free evaluation period and training either at the customer's site or via Internet as part of our marketing and sales efforts. Such activities are expensed at the time they take place. Customers obtain approval to order after justifying the license(s) to their management, which is usually an involved process and is not taken lightly.

              Because of this, we have never had a return of a product or cancel an order from either a distributor or a customer. Also, we have never had a failure to pay from either a distributor or a customer.

              We believe this history over seven years justifies the "probability of receipt of payment" assumption we have used in recognizing revenues upon receipt of a valid purchase order and shipment of goods, whether from a distributor or a pharmaceutical industry customer.

              Note: for renewal license orders, no shipment is required. For these orders, only a set of unlocking codes delivered by telephone or e-mail are required to deliver the product. In Japan, our distributor has a copy of the unlocking software and reports their unlocking activities to us. (The unlocking software is itself unlocked by us one month at a time for our Japanese distributors).

              Revenues recognized from our distributors for fiscal year 2004 and 2003 were as follows:

------------- --------------------- ---------------------- ---------------------
                                                            Percentage of
                  Total Revenue       Sales to Japanese     Distributor Sales
                                         Distributor        over Total Revenue
------------- --------------------- ---------------------- ---------------------
    2004           $5,206,674            $475,724                 9.1%
------------- --------------------- ---------------------- ---------------------
    2003           $5,484,720            $300,738                 5.5%
------------- --------------------- ---------------------- ---------------------

6. WE NOTE FROM YOUR BUSINESS SECTION THAT YOU CONDUCT CONTRACTED STUDIES FOR CUSTOMERS RATHER THAN LICENSING THE SOFTWARE TO THESE CUSTOMERS. EXPLAIN HOW YOU ACCOUNT FOR THE FEES GENERATED FROM THESE CONTRACT RESEARCH SERVICES. CITE THE AUTHORITATIVE LITERATURE RELIED UPON IN YOUR RESPONSE. ALSO TELL US WHAT CONSIDERATION WAS GIVEN TO INCLUDING A DESCRIPTION OF YOUR RELATED REVENUE RECOGNITION POLICY FOR THESE SERVICES IN YOUR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


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              The revenue from contracted studies are accounted by using the percentage-of-completion method, in which profit is recognized each period during the life of the contract in proportion to the amount of the contract that has been completed during the period. Most of the contracted studies we have done were completed within one month, with the exception of one study which took approximately three months. Since the most of them are short term, we bill our customer at the time of completion and revenue is recognized at that time. We made a progress billing, with the customer's approval, at the mid point (50% completion) for one study, which took three months to complete, and the remaining 50% was billed at the time of completion. We believe this method is in accordance with AICPA Statement of Position No. 81-1, and SAB104. The main source of revenues is our software licenses, which are therefore discussed in notes to the financial statements. However, we did not discuss the revenue recognition policy for study contracts because we considered they were not our main stream of income and the proportion to the total revenue is immaterial at this point of time (percentage to the total revenue generated from contracted studies are 0% in FY03, 1.8% in FY 04, and 1.5% in the first 6 months of FY05).


In connection with responding to your comments, Simulations Plus, Inc. acknowledges that;

         o Simulations Plus, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o Simulations Plus, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



/s/ Momoko Beran
------------------------
Momoko Beran
Chief Financial Officer